UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Cosi, Inc.
---------------------------------------------
(Name of Issuer)

Common Stock, Par Value $.01 Per Share
-------------------------------------------------
(Title of Class of Securities)

22122P101
----------------------------------------------------
(CUSIP Number)

December 31, 2009
------------------------------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 22122P101		Page 2 of 9 Pages

(1)		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
ZAM Equities, L.P.

(2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) [ ]
(b) [ ]

(3)		SEC USE ONLY

(4)		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

(5) SOLE VOTING POWER

NUMBER OF
SHARES		(6) SHARED VOTING POWER
BENEFICIALLY		4,619,064
OWNED BY
EACH REPORTING
PERSON WITH		(7) SOLE DISPOSITIVE POWER

(8) SHARED DISPOSITIVE POWER
4,619,064

(9)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,619,064

(10)		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES (See Instructions)	[ ]

(11)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.3%

(12)		TYPE OF REPORTING PERSON (See Instructions)
PN

SCHEDULE 13G/A

CUSIP No. 22122P101		Page 3 of 9 Pages

(1)		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Morton Holdings, Inc.

(2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) [ ]
(b) [ ]

(3)		SEC USE ONLY

(4)		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

(5) SOLE VOTING POWER

NUMBER OF
SHARES		(6) SHARED VOTING POWER
BENEFICIALLY		4,619,064
OWNED BY
EACH REPORTING
PERSON WITH		(7) SOLE DISPOSITIVE POWER

(8) SHARED DISPOSITIVE POWER
4,619,064

(9)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,619,064

(10)		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES (See Instructions)	[ ]

(11)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.3%

(12)		TYPE OF REPORTING PERSON (See Instructions)
CO

SCHEDULE 13G/A

CUSIP No. 22122P101		Page 4 of 9 Pages

(1)		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Philip B. Korsant

(2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) [ ]
(b) [ ]

(3)		SEC USE ONLY

(4)		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

(5) SOLE VOTING POWER

NUMBER OF
SHARES		(6) SHARED VOTING POWER
BENEFICIALLY		4,619,064
OWNED BY
EACH REPORTING
PERSON WITH		(7) SOLE DISPOSITIVE POWER

(8) SHARED DISPOSITIVE POWER
4,619,064

(9)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,619,064

(10)		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES (See Instructions)	[ ]

(11)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.3%

(12)		TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1(a).	Name of Issuer:

Cosi, Inc. ("Cosi")

Item 1(b).	Address of Issuer's Principal Executive Offices:

1751 Lake Cook Road, Suite 650,
Deerfield, Illinois 60015

Item 2(a).	Name of Persons Filing:

This Schedule 13G is being filed on behalf of the following
persons ("Reporting Persons"):

(i) ZAM Equities, L.P. ("ZAM Equities")
(ii) Morton Holdings, Inc. ("Morton Holdings")
(iii) Philip B. Korsant ("Korsant")

* Attached as Exhibit 1 is a copy of an agreement among the Reporting Persons stating (as specified hereinabove) that this Schedule is being filed on behalf of each of them.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

ZAM Equities, L.P.
c/o: Morton Holdings, Inc.
283 Greenwich Avenue
Greenwich, CT 06830

Morton Holdings, Inc.
283 Greenwich Avenue
Greenwich, CT 06830

Philip B. Korsant
c/o: Morton Holdings, Inc.
283 Greenwich Avenue
Greenwich, CT 06830

Item 2(c).	Citizenship:

See Item 4 of the attached cover pages

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2(e).	CUSIP Number:

22122P101

Item 3.	If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b), Check Whether the Person Filing is a:

(a) [ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) [ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) [ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) [ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 3 is not applicable.

Item 4.  Ownership.

(a)	Amount Beneficially Owned: See Item 9 of the attached cover pages

(b)	Percent of Class: See Item 11 of the attached cover pages

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:

See Item 5 of the attached cover pages

	(ii)	Shared power to vote or to direct the vote:

See Item 6 of the attached cover pages

	(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of the attached cover pages

	(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of the attached cover pages

Item 5.   Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 5 is not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Morton Holdings, as the sole general partner of ZAM Equities, and Korsant,

as the sole shareholder of Morton Holdings, may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of the Issuer held in the name of ZAM Equities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

Item 9 is not applicable.

Item 10.	Certifications.

Item 10 is not applicable.

SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2010

ZAM EQUITIES, L.P.
By:  Morton Holdings, Inc., its sole general partner

By:	/s/ David Gray
Name:	David Gray
Title:	Vice President

MORTON HOLDINGS, INC.

By:	/s/ David Gray
Name:	David Gray
Title:	Vice President

PHILIP B. KORSANT

/s/ Philip B. Korsant

EXHIBIT 1

         The undersigned, ZAM Equities, L.P., a Delaware limited partnership, Morton Holdings, Inc., a Delaware corporation, and Philip B. Korsant, hereby agree and acknowledge that the Statement on Schedule 13G to which this agreement is attached as an exhibit is filed on behalf of each of them. The undersigned further agree that any amendments or supplements thereto also shall be filed on behalf of each of them. This agreement may be executed in one or more counterparts, each of which will constitute one and the same agreement.

Date: February 16, 2010

ZAM EQUITIES, L.P.
By:  Morton Holdings, Inc., its sole general partner

By:	/s/ David Gray
Name:	David Gray
Title:	Vice President

MORTON HOLDINGS, INC.

By:	/s/ David Gray
Name:	David Gray
Title:	Vice President

PHILIP B. KORSANT

/s/ Philip B. Korsant